Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

July 6, 2021

Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Taylor Morrison Home Corporation

Form 10-K for the Year Ended December 31, 2020

Filed February 24, 2021

File No. 001-35873

Dear Mr. Telewicz:

Taylor Morrison Home Corporation (the “Company,” “we,” “us” and “our”) hereby acknowledges receipt of the comment letter dated June 25, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed February 24, 2021. The Company hereby submits this letter in response to the Comment Letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Management’s Discussion and Analysis

Non-GAAP Measures, page 41

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We note your response to comment one of our letter dated May 18, 2021. Please tell us why you believe it is appropriate to exclude the WLH related purchase accounting adjustments, from your non-GAAP measures. Your response should address your measures of “adjusted income before income taxes” and “adjusted EBITDA” on pages 42- 43 as well as “adjusted home closings gross margin” on page 48. In your response please tell us how excluding these purchase accounting adjustments from your non-GAAP measures provides meaningful information to investors and clarify for us how management uses these measures.

Company Response:

As discussed on our call with the Staff on June 17, 2021, we provide non-GAAP financial measures to allow our investors to evaluate our financial performance and operational results, without the effects of items which we believe are non-recurring. We frequently receive inquiries from investors regarding the amount of purchase accounting fair value adjustments recognized in the statement of operations, especially as they relate to homebuilding gross margins, and how margins will be impacted in the future. As investors are sensitive to the amount of such purchase accounting adjustments, we included William Lyon Homes (“WLH”) related purchase accounting adjustments in adjusted home closings gross margin. This provides investors financial performance and operations in a manner comparable to other periods presented.

The WLH related purchase accounting adjustments are considered non-recurring as they are a direct reflection of fair value adjustments from the acquisition. The purchase accounting adjustments from the acquisition of WLH were material and significantly impacted certain key metrics such as home closings gross margin for the year ended December 31, 2020, however such material fair value adjustments are not expected to continue in future years.

WLH related purchase accounting adjustments were also material to our income metrics including income before income taxes and EBITDA. As a result, we provided non-GAAP “adjusted income before income taxes” and “adjusted EBITDA” which allows for investors and holders of our senior notes, to review these financial measures excluding the impact of the acquisition related fair value adjustments. Furthermore, to maintain consistency among all non-GAAP measures, we generally provide the same non-recurring items within each non-GAAP measure disclosed.

Finally, management uses the non-GAAP measures to create expectations for future financial results, set financial targets, goals, and guidance for investors and our board of directors.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at 480-840-8116 or dcone@taylormorrison.com with any questions or comments regarding this letter.

Sincerely,

/s/ C. David Cone

C. David Cone
Executive Vice President & Chief Financial Officer

cc:	Darrell C. Sherman, Esq., Taylor Morrison Home Corporation

John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

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